ALTAI
RESOURCES INC.

TSX VENTURE: ATI - IN

[redacted] ***RELEASE***
FILE # 82-2950

Date: September 2, 2004

ALTAI RESOURCES INC. ANNOUNCES AMENDED AGREEMENT ON LAC ST. PIERRE GAS PROPERTY AND CHANGES IN MANAGEMENT GRANTS STOCK OPTIONS TO DIRECTORS

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) (the "Company") is pleased to announce that at the annual and special shareholders meeting of the Company held on June 18, 2004 Messrs. Rejean Paul and William Denning have been elected as new directors to replace two outgoing directors, Maria Au and Michael Hitch. Their appointments are subject to the approval of the TSX Venture Exchange.

Rejean Paul, P. Eng. (Geophysics) of Montreal is the president and sole proprietor of Geophysics GPR International, a consulting-contracting company in geophysical surveys active in several countries. He is also the President and major shareholder of Petro St-Pierre Inc., the Company's joint venture partner in its Lac St. Pierre and Sorel gas properties.

William Denning, M.A. of Toronto is a senior financial analyst with the Management Board Secretariat of the Government of Ontario and is also a staff consultant to the World Bank.

The Board of Directors of the Company has granted to each Rejean Paul and William Denning 100,000 option shares at the exercise price of $0.14/share and in accordance with the Company's Stock Option Plan. Their stock options are subject to the acceptance of their directoship with Altai Resources Inc. by the TSX Venture Exchange. Didier Pomerleau, a director of the Company, has also been granted 40,000 stock options at $0.14/share by the Board.

Effective September 1, 2004 Maria Au has left the Company as Corporate Secretary. Dr. N. Kacira will, temporarily act as Corporate Secretary as allowed by the by-laws of the Company.

Pursuant to an agreement dated April 8, 2004 (announced on May 19, 2004 and disclosed in the Annual Report of Altai for 2003) and amended by an addendum dated August 11, 2004, Altai Resources Inc. and its joint venture partner Petro St-Pierre Inc. have agreed to sell seven (7) oil and gas permits in Lac St. Pierre area, Quebec, to Bolcar Energie Inc. ("Bolcar") of Montreal, a capital pool company.

The consideration will be $7,950,000 payable in shares with a deemed value per share of 30 cents (increased from 25 cents/share pursuant to TSX Venture Exchange Requirements) and $90,000 payable in cash at closing of the transaction which must occur within six months after August 11, 2004. Altai will receive 14, 142,185 shares of Bolcar at closing. In addition, Bolcar must obtain conditional listing as a TSX Venture Tier 2 company for the transaction to close. Altai owns 53.369% interest in these permits. The balance is owned by Petro St-Pierre Inc.

Further to the press release of September 1, 2004 issued by Bolcar, the Company would like to clarify that Dr. N. Kacira, president and director of Altai Resources Inc. is also a director of Bolcar. In view of the importance of this transaction to Altai, he will spend whatever time it takes to help Bolcar without direct remuneration until the financing is completed and Bolcar is listed on TSX Venture Exchange. After the financing of Bolcar, it is anticipated that Dr. Kacira will own less than 1% issued and outstanding shares of Bolcar. He has19.24% of issued and outstanding shares of Altai.

The transaction is subject to regulatory approval.

ALTAI RESOURCES INC. IS A MINING EXPLORATION COMPANY WITH A PORTFOLIO OF PROMISING NATURAL GAS, GOLD, NICKEL AND OTHER BASE METALS PROPERTIES IN CANADA AND PHILIPPINES.

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact

Dr. Niyazi Kacira
President and CEO
Tel: (416) 383-1328
Fax: (416) 383-1686
Email: altai@arex.com
Internet: http://www.altairesources.com

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